Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

February 19, 2008

Martin James, Esq.
Senior Assistant Chief Account
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Battery Control Corp.
Registration Statement on Form SB-2
Filed: January 15, 2008
File No. 333-148664

Dear Mr. James:

Enclosed herewith for filing on behalf of Batter Control Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on January 15, 2008.

We received your letter of January 18, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 18, 2008, for Registration Statement on Form SB-2, for Battery Control Corp.
February 19, 2008

Form SB-2 filed January 15. 2008

Financial Statements

1.  Please revise your balance sheet and statement of stockholders’ (deficit) to present stock subscriptions receivable as a contra account within stockholders’ deficit n accordance with Staff Accounting Bulletin Topic 4E, Receivables from Sale of Stock, or tell us why your presentation is appropriate.

Response

The FS have been restated to disclose the $300 stock subscription receivable as a reduction from equity rather than an asset

Note 3. Patent Pending, page F-10

2.  Please tell us the difference between the $12,000 consideration discussed in Note 3 and the amount of $9,500 included in the statements of cash flows.

Response

The total cost of the Patent is $15,500 comprising of $12,000 cost to the Patent owner and $3,500 in legal fees pertaining to the patent acquisition. The cash flows reflects $9,500 paid which represents $6,000 to the patent owner and $3,500 paid in legal fees. The remaining $6,000 owed has been accrued and is a non-cash activity. The FS have been restated in the cash flows showing a note relating to the $6,000 non cash activity and in footnote three to clarify the $15,500 cost of the patent.

Exhibit 23.1

3. Please include an updated accountants' consent with any amendment to the filing.

An updated consent has been obtained from the accountants and included in the amended filing.

This letter responds to all comments contained in your letter of January 18, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 18, 2008, for Registration Statement on Form SB-2, for Battery Control Corp.
February 19, 2008

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc: Battery Control Corp.